The Global Investment Environment & Strategy

Roger J. Sit

Chief Executive Officer and Global Chief Investment Officer

Sit Investment Associates, Inc.

Presentation For

Sit Mutual Fund Shareholder Luncheon

Edina Country Club

Edina, Minnesota

October 24, 2016

Sit Investment Associates
Sit Mutual Funds

This presentation is intended for use at Sit Mutual Fund shareholder meetings. It must be preceded or accompanied by a prospectus. Carefully consider a Fund's investment objectives, risks, changes, and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling 1-800-332-5580 or at www.sitfunds.com.

Key Points to Highlight

1) Sluggish U.S. and global economic growth likely to continue for the next couple of years.

2) U.S. elections are creating more uncertainty and contributing to weak growth.

3) World economies and markets have been propped up by massive global Quantitative Easing (QE) and low interest rates.

4) Market volatility is likely to increase.

5) Corporate earnings growth is the key to future equity market and stock price appreciation.

6) We are now in a "stock picker's" market.

1) Sluggish U.S. and global economic growth likely to continue for the next couple of years.

a) Global economy in 2016 and 2017 appears to be growing at the same subpar +2.5% pace as seen in the previous three years.

b) The U.S. is growing in a modest and subdued manner. Euroland is experiencing slight, choppy growth while Japan is struggling to gain traction. China growth appears to have stabilized. U.K. growth is uncertain due to Brexit.

c) While slow, we do not anticipate a recession. Inflation continues to be very subdued. Central banks worldwide remain extremely accommodative, providing an "invisible hand" from QE and low interest rates.

Global Economic Assumptions

	GDP GROWTH				INFLATION			
	2015A	2016E	2017E	2015-2019 (5 Yr CAGR)	2015A	2016E	2017E	2015-2019 (5 Yr AVG)
Global Economy	**2.7%**	**2.3%**	**2.7%**	**2.6%**	**1.9%**	**3.0%**	**3.1%**	**2.9%**
United States	2.6	1.5	2.4	2.3	0.1	1.4	2.9	2.1
Euro Area	1.5	1.5	1.5	1.5	0.0	1.0	1.2	0.9
United Kingdom	2.2	1.5	0.5	1.0	0.1	1.3	1.5	1.2
Japan	0.5	0.3	0.3	0.3	0.8	0.0	0.5	0.5
Asia Ex Japan	6.0	5.8	5.8	5.8	2.1	2.0	2.5	2.3
Latin America	(0.7)	(1.1)	1.6	0.6	14.0	23.0	17.0	17.6

Source: Bloomberg, The World Bank and Sit Investment Associates, Inc., October 7, 2016

Global Economic Growth Remains Subdued



Slow-Growth Rut
Global economic growth is about to enter a sixth year below the average rate since 1990, marking one of the longest eras of weak output in decades.
8%
4
0
-4
1990
'95
2000
'05
'10
'15
Emerging markets
Avg. since 1990: 5.0%
World
Avg. since 1990: 3.6%
Advanced economies
Avg. since 1990: 2.2%
Source: International Monetary Fund
THE WALL STREET JOURNAL.

Source: The Wall Street Journal, September 1, 2016

Global Debt Boom


%
NONFINANCIAL DEBT-TO-GDP*:
ADVANCED ECONOMIES
260
240
220
EMERGING ECONOMIES
160
140
120
© BCA Research 2016
2000
2005
2010
2015
*SOURCE: BIS

Source: BCA Research, August 16, 2016

U.K. Economy Recovering From Initial "Brexit" Shock



Carrying On | A snapshot of the U.K. economy before and after the Brexit referendum
The services sector and consumer sentiment have rebounded, and feared job losses haven't come to pass. But the housing market has cooled.
Purchasing managers index, services sector
65
60
55
50
45
Brexit vote June 23
▲EXPANDING
▼CONTRACTING
2015
'16
Consumer confidence index
10
5
0
-5
-10
2015
'16
Unemployment rate
6.0%
4.5
3.0
1.5
0
2015
'16
Mortgage approvals, monthly
80 thousand
60
40
20
0
2015
'16
Sources: Markit (PMI); GfK Ltd. (consumer confidence); Office for National Statistics (unemployment); Bank of England (mortgages)
THE WALL STREET JOURNAL.

Source: The Wall Street Journal, October 3, 2016

Recent Economic Data From China is Encouraging but still uncertain


China's Real GDP Growth, Quarterly
*SAAR Calculated from NBS SA % Q/Q
% Y/Y
16
12
8
4
0
Real GDP %Y/Y (NBS)
Real GDP SAAR* (NBS)
3Q16: 7.4%
3Q16: 6.7%
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016


China key activity indicators
Annual % growth
25
20
15
10
5
Fixed-asset investment*
Retail sales
Industrial production
2013
14
15
16
* Year to date
Sources: National Bureau of Statistics; CEIC
FT

Source: Financial Times, October 20, 2016 and Evercore ISI, October 19, 2016

China Growth Stabilized, but Stimulus Effects will Fade

Public infrastructure spending offset the slowdown in private capex



Total Investment in Fixed Assets YoY Change
Private Investment in Fixed Assets YoY Change
State Investment in Fixed Assets YoY Change
35%
30%
25%
20%
15%
10%
5%
0%
'13
'14
'15
'16

Another surge in credit growth, likely to slow



State Investment in Fixed Assets YoY Change
Total Social Financing, 3 Month Average
25%
23%
21%
19%
17%
15%
13%
11%
9%
7%
5%
CNY2.5 tr
CNY2.0 tr
CNY1.5 tr
CNY1.0 tr
CNY0.5 tr
'10
'11
'12
'13
'14
'15
'16

Source: Barclay's Research, October 18, 2016

Easy Credit has Led to More Spending in China


One Way Street
Easy credit is leading Chinese families to increasingly take out bank loans to buy homes, fueling a rise in property prices across the country.
Lending
Change from a year earlier
30%
25
20
15
10
0
Medium and long term household loans*
All bank loans
2012
'13
'14
'15
'16
New long-term household loans
In trillions of yuan
4
3
2
1
0
2008
'09
'10
'11
'12
'13
'14
'15
'16**
Average new home prices
Change from a year earlier†
10%
5
0
-5
-10
2012
'13
'14
'15
'16
Note: 1 trillion yuan = $149.9 billion
*A proxy for mortgages **Through August †Across 70 Chinese cities
Sources: People's Bank of China, CEIC (lending and loans); National Bureau of Statistics, WSJ calculations (home prices)
THE WALL STREET JOURNAL.


Two-thirds of Chinese companies are highly leveraged
Debt to ebitda* ratio
2013
2014
2015
0
10
20
30
40
50
60
Minimal (<1.5x)
Modest (1.5x-2x)
Intermediate (2x-3x)
Significant (3x-4x)
Aggressive (4x-5x)
Highly leveraged (>5x)
Negative EBITDA
Source: S&P Global Ratings
* Earnings before interest, taxes, depreciation and amortisation
FT

Source: The Wall Street Journal, October 8- 10, 2016, and Financial Times, September 1, 2016

2) U.S. elections are creating more uncertainty and contributing to weak growth.

a) Presidential, senate, and house elections all matter. Divided government is historically proven to be the best.

b) Sectors most impacted include: health technology, health services, energy, and financials.

Potential Election Outcomes and Their Impact on the Markets

Clinton's and Trump's Economic Policy Proposals

Clinton's priorities

- **Additional spending on:**
  - Infrastructure
  - Expanding ACA (Obamacare)
  - Education
  - Research
  - Alternative energy
  - Veterans
  - Paid family leave
- **Tax increases on:**
  - Businesses
  - High income individuals
- **Immigration reform**
- **Raise the minimum wage**

Trump's priorities

- **Restrict immigration**
  - Reduce the inflow of both legal and undocumented immigrants
  - Accelerate the expulsion of undocumented workers
- **Raise trade barriers**
  - Objective is to get "better deals" in trade negotiations
- **Reduce taxes significantly**
  - Large cuts in tax rates for both individuals and businesses
  - Eliminate the estate tax
- **Significant additional spending for:**
  - Infrastructure
  - Veterans
- **Deregulation**

Source: D. Trump, "An America First Economic Plan: Winning The Global Competition," August 8, 2016; and H. Clinton, "Remarks on working families in Warren, MI," August 11, 2016; Nomura

TRUMP	CLINTON
FINANCIALS	
BULLISH Trump is anti-regulation and said he would repeal Dodd-Frank.	**BEARISH** Clinton plans to strengthen Dodd-Frank and further increase regulations including a "risk fee" and a tax on high frequency trading. A jump in the long-term capital gains and high income tax rates are negative for asset managers.
ENERGY	
BULLISH Trump would push for the completion of the keystone XL pipeline and his America First Energy Plan lifts moratoriums on drilling in federal areas.	**MIXED** Clinton's clean energy challenge would provide grants and tax incentives to renewable energy efforts with few changes for traditional energy producers.
HEALTHCARE	
MIXED Biotech could get a relief rally although Trump favors the re-importation of foreign drugs, which is bad for pharma. Trump's calls for a repeal of the Affordable Care Act is negative for hospital stocks.	**BEARISH** Clinton has a long history of railing against rising drug prices, which is negative for pharma and biotech. However, managed care and hospital stocks should benefit from attempts to expand affordable care act and Medicaid coverage.
DEFENSE	
BULLISH Trump pitches himself as the candidate who is tough on terrorism, a growing public concern. His opposition to foreign military interventions does not mean he will cut defense spending. He has suggested he will increase it – and we expect defense stocks to outperform regardless of who is in power as a result of growing "multipolarity."	**BULLISH** Clinton is a well-known foreign policy "hawk" who supported interventions in Iraq and Libya, among others. She is expected to continue rebuilding the U.S. military presence in the Pacific region.

Source: BCA Research, August 22, 2016 and Nomura, September 4, 2016

Divided Government has Historically Led to Strong Market Performance

DOW AND POLITICS

From 1901 to 2014, the Dow's best performance has come with a divided government. Ranked by annualized return:

President	Senate	House	Occurrences	Annualized return
Dem	Dem	Rep	2	+10.48%
Dem	Rep	Rep	5	+10.32%
Rep	Rep	Rep	13	+8.03%
Dem	Dem	Dem	20	+7.78%
Rep	Dem	Dem	11	+3.92%
Rep	Rep	Dem	5	-1.69%
Rep	Dem	Rep	1	-11.35%

NOTE REP=REPUBLICAN, D=DEMOCRAT **SOURCE** BESPOKE INVESTMENT GROUP

DOW GAINS UNDER U.S. PRESIDENTS

The blue-chip Dow stock index has performed better under Democratic presidents. Annualized returns since 1900:

AVG. (ALL PERIODS)	REPUBLICAN	DEMOCRAT
+4.5%	+3.0%	+6.7%

SOURCE BESPOKE INVESTMENT GROUP

Source: USA Today, October 5, 2016

3) World economies and markets have been propped up by massive global QE and low interest rates.

a) The Bank of England (BOE) is the latest central bank to step up QE due to Brexit. We think foreign QE will persist particularly from the BOE, the European Central Bank, the Bank of Japan and the People's Bank of China. The U.S. has held firm on its QE stance.

b) Global interest rates are at record lows. Countries making up roughly 25% of global GDP have a negative interest rate environment.

c) Equity markets have appreciated the last seven years in large part due to market and security multiple expansion. This resulted from the anticipation/hope that QE and low interest rates will eventually lead to more robust economic and corporate earnings growth.

d) Market volatility is at record lows.

Easy Monetary Policies in Place to Spur Growth

Global Central Bank Balance Sheets



Central bank balance sheets
Fed, US$ bn
ECB, € bn (lhs)
BoJ, ¥tn, rhs
Fed
BoJ
ECB
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
500
450
400
350
300
250
200
150
100
Oct-11
Oct-12
Oct-13
Oct-14
Oct-15
Oct-16



TOTAL BALANCE SHEETS
(Fed, ECB, BoJ, and BoE)
Sep: $12.4t
13
12
11
10
9
8
7
6
5
4
3
2
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016



People's Bank of China - Balance Sheet
40
35
30
25
20
15
10
5
0
Jan-2002
Jan-2003
Jan-2004
Jan-2005
Jan-2006
Jan-2007
Jan-2008
Jan-2009
Jan-2010
Jan-2011
Jan-2012
Jan-2013
Jan-2014
Jan-2015
Jan-2016
PBoC Assets (RMB Tr)



Bond Business
Bank of England holdings of gilts under quantitative easing
£400 billion
300
200
100
0
2010
'11
'12
'13
'14
'15
'16
Source: Bank of England
THE WALL STREET JOURNAL

Source: Morgan Stanley Research, October 6, Evercore ISI, October 19, 2016, FactSet Research Systems, August 31, 2016 and The Wall Street Journal, August 9, 2016

Central Banks Remain Accomodative



Central Bank Rates
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
2007
2008
2009
2010
2011
2012
2013
2014
2015
China
U.K.
U.S.
Japan
Eurozone
Sweden
Switzerland
Denmark

China (LHS)

U.S.
U.K.
Denmark
Japan
Eurozone
Sweden
Switzerland



Share of world economy with negative interest rates
% of global GDP of economies with a negative central bank interest rate*
25
20
15
10
5
0
2009
10
11
12
13
14
15
16
* Eurozone, Japan, Switzerland, Sweden, Denmark
Source: FT research

Approximately 24% of global GDP has a negative Central Bank interest rate.
(Eurozone, Japan, Switzerland, Sweden, and Denmark)

Source: Factset Research Systems and Sit Investment Associates, Inc., October 12, 2016
And Financial Times, April 12, 2016

Quantitative Easing has Stimulated the Market and Kept Volatility Low



S&P 500
High: 2193.81 Low: 666.79 Chg: 140.05%
S&P 500 - Price
CBOE Volatility Index - Price
50
45
40
35
30
25
20
15
10
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
'09
'10
'11
'12
'13
'14
'15
'16
UK QE1
US QE1 +47%
Japan QE
UK QE2
Japan QE increase #1
US QE2 +10%
US Operation Twist +16%
Japan QE increase #2
US Operation Twist Extension and QE3 +5%
US QE4 (QE Infinity) +44%
Japan QE increase #3
ECB QE1
Japan QE increase #4
UK QE3
2168.27
13.29

Source: FactSet Research Systems and Sit Investment Associates, Inc., October 12, 2016

P/E Expansion Drove the Market Higher


(P/E x Earnings = Price)
300.00
250.00
200.00
150.00
100.00
50.00
1.60
1.50
1.40
1.30
1.20
1.10
1.00
0.90
0.80
12/08
12/09
12/10
12/11
12/12
12/13
12/14
12/15
QE1 +47%
QE2 +10%
Operation Twist +16%
Operation Twist
Extension and QE3 +5%
QE4 (QE Infinity) +44%
S&P 500 Price Appreciation
P/E Expansion (RHS)

Source: FactSet Research Systems, October 11, 2016

P/E Expansion Explains Recent Market Appreciation

S&P 500 Returns, EPS vs. PE



94% of S&P price change YTD 2016 explained by P/E expansion
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
'90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16
Price Chg Driven by EPS
Price Chg Driven by P/E
S&P 500 Price Change

Source: Cornerstone Macro

Source: Sit Investment Associates, Inc. and Cornerstone Macro, September 30, 2016

4) Market volatility is likely to increase.

a) There are worries that massive QE and low interest rates have created limited growth success and are having diminishing returns. There are limited additional "levers" left to pull. Now what?

b) The lack of a more solid, predictable economic foundation is creating nervousness and concern which will lead to increased volatility. Markets need economic clarity in order to assess corporate revenues and earnings strength. We believe earnings strength is the catalyst to stock price appreciation.

c) The U.S. Federal Reserve continues to intimate a rate increase creating additional uncertainty.

Trust in the Federal Reserve Sinks


How much confidence do you have that the Fed leader will do the right thing for the economy?
ALAN GREENSPAN
BEN BERNANKE
JANET YELLEN
100%
90
80
70
60
50
40
30
20
10
0
Percentages may not total to 100 due to rounding.
2002
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13
'14
'15
'16
Almost none
Only a little
No opinion
A fair amount
A great deal

Source: The Wall Street Journal, August 26, 2016

Rate Cuts Not as Potent as in the Past


U.S. Fed Funds Rate
2016:2Q: 0.37%
Shaded areas indicate easing cycles
-5.4 pct. points
-7.4 pct. points
-9.1 pct. points
-6.7 pct. points
-5.5 pct. points
-5.2 pct. points


Global Short Rates
2016:3Q: 1.84%
-340bp
-320bp
-80bp
-50bp
Shaded areas indicate global easing cycles
Easing, but not accelerating.


U.S. Real GDP Y/Y%
2016:2Q: 1.2%
5.3%
4.7%
4.9%
4.3%
3.0%
2.1%
Shaded areas indicate recessions


Global Real GDP Y/Y%
2016:2Q: 3.0%
5.3%
2.9%
3.4%
Shaded areas indicate periods of bond-yield declines, one proxy for global recessions

Source: Evercore ISI, October 17, 2016

First Rate Hike Historically has been a Problem for the S&P 500



S&P 500
Dec 31: 247
FIRST RATE HIKE
350
300
250
200
Jan 86
Jul 86
Jan 87
Jul 87

1986-1987



S&P 500
Dec 31: 459
FIRST RATE HIKE
490
480
470
460
450
440
430
420
Jan 93
Jul 93
Jan 94
Jul 94

1993-1994



S&P 500
Dec 31: 1212
FIRST RATE HIKE
1250
1200
1150
1100
1050
1000
950
900
850
800
750
Jan 03
Jul 03
Jan 04
Jul 04

2003-2004

Source: Evercore ISI, November 19, 2015

Recessions Typically Preceded by Significant Acceleration in CPI and Significant Fed Tightenings


1957
1960
1970
U.S. CPI
Y/Y %
FRBNY DISCOUNT RATE
Dec: 4.5%
1956
1959
1962
1965
1968
1971


CPI
Y/Y %
Core *
Headline
* CPI ex Food and Energy
2008
2010
2012
2014
2016
Source: Evercore ISI, Bureau of Labor Statistics

Source: Evercore ISI, January 19, 2016 and October 18, 2016

5) Corporate earnings growth is the key to future equity market and stock price appreciation.

a) In the future, earnings must "materialize". We cannot expect multiples to expand further.

b) Consensus S&P 500 earnings is estimated to decline -0.6% in 2016 and increase in 2017.

c) Valuations are not expensive, but are also not inexpensive relative to history.

d) Equity valuations are attractive relative to bonds.

P/E Expansion Drove Market Higher, Now Need Earnings



(P/E x Earnings = Price)
300.00
250.00
200.00
150.00
100.00
50.00
1.60
1.50
1.40
1.30
1.20
1.10
1.00
0.90
0.80
12/08
12/09
12/10
12/11
12/12
12/13
12/14
12/15
QE1 +47%
QE2 +10%
Operation Twist +16%
Operation Twist Extension and QE3 +5%
QE4 (QE Infinity) +44%
S&P 500 Price Appreciation
P/E Expansion (RHS)



S&P 500
Quarterly Operating EPS Y/Y Growth
20%
10%
0%
-10%
3%
9%
11%
6%
2%
0%
-1%
-3%
-6%
-2%
-1%
7%
15%
12%
15%
13%
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15e
1Q16e
2Q16e
3Q16e
4Q16e
1Q17e
2Q17e
3Q17e
4Q17e

Are consensus estimates too high???

2016 Est. EPS growth: -0.6% (average)

2017 Est. EPS growth 14% (average)

Source: FactSet Research Systems, October 11, 2016

Expected Sector Level Earnings

S&P 500 Bottom-Up EPS, by Sector
Consensus, Y/Y Growth

	16E	17E		16E	17E
Real Estate*	9%	7%	Discretionary	13%	11%
Utilities	6%	2%	Tech	4%	11%
Telecom	-7%	5%	Financials	-1%	12%
Industrials	-5%	8%	S&P 500	0%	13%
Staples	4%	9%	Materials	-2%	14%
Healthcare	7%	10%	Energy	76%	342%

*Growth numbers are based on Funds from Operations for the Real Estate sector

Source: FactSet Research Systems, October 14, 2016

EQUITY VALUATIONS ARE REASONABLE

Global Prospective PE



Prospective PE
28.0
26.0
24.0
22.0
20.0
18.0
16.0
14.0
12.0
10.0
8.0
16.3
88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17

Source: BofA Merrill Lynch Global Quantitative Strategy, MSCI, IBES



S&P 500 FORWARD P/E
DATA THROUGH SEPTEMBER 30, 2016
P/E Ratio
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
15%
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
P/E
Standard Deviation
Current Valuation
Average P/E
Standard Deviation
Consumer Price Index
62 64 66 68 70 72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10 12 14

Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. The current valuation of 16.4x is based on 2017 est. operating EPS of $132.14

SOURCE: BANK OF AMERICA/MERRILL LYNCH, SEPTEMBER 23, 2016 AND SIT INVESTMENT ASSOCIATES, INC., SEPTEMBER 30, 2016

Dividend Yields Are Attractive Relative to Bond Yields



Data through September 30, 2016
16%
14%
12%
10%
8%
6%
4%
2%
0%
S&P 500 Index - Earnings Yield
10 Yr. Treasury Yield
S&P Earnings Yield
10 Year Treas. Yield
62 64 66 68 70 72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10 12 14
Note: Operating EPS used to calculate P/E after 12/84

% of Stocks Div. Yield > 10 Year Yield (500 Largest MC Cos)



% of Stocks Div. Yld. > 10 Yr Yld [L]
10 Yr. Yld. [R]
~56% of stocks currently with dividend yield > 10-Year yield
60%
50%
40%
30%
20%
10%
0%
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
79 81 83 85 87 89 91 93 95 97 99 01 03 05 07 09 11 13 15

Source: S&P, BLS, Sanford Bernstein and Sit Investment Associates, Inc., September 30, 2016 and Morgan Stanley Research, October 6, 2016

Significant Equity Outflows in Favor of Bonds



Monthly Equity Flows ($B)
60
40
20
0
-20
-40
250
200
150
100
50
0
Oct'14
Dec'14
Feb'15
Apr'15
Jun'15
Aug'15
Oct'15
Dec'15
Feb'16
Apr'16
Jun'16
Aug'16

Source Simfund and BofA Merrill Lynch Global Research Note: Lines indicate cumulative flows



Monthly Fixed Income Flows ($B)
100
50
0
-50
-100
400
300
200
100
0
Oct'14
Dec'14
Feb'15
Apr'15
Jun'15
Aug'15
Oct'15
Dec'15
Feb'16
Apr'16
Jun'16
Aug'16

Source: Simfund and BofA Merrill Lynch Global Research Note: Lines indicate cumulative flows

Source: Bank of America/Merrill Lynch, October 13, 2016

Significant Price Appreciation in Bonds


Capital Trade
Year-to-date returns on government bonds, %
Price return
Coupon return
14
12
10
8
6
4
2
0
U.S.
Germany
Japan
U.K.
Source: Barclays | WSJ.com

Source: The Wall Street Journal, July 12, 2016

Stage is Set for Inflows into Equities

YTD rotation out of equities and into bonds is equivalent to the "great rotation" of 2013


Cumulative fund flows
Total bond fund flows ($bn)
Total equity fund flows ($bn)
$455bn dif
$280bn
$210bn
$140bn
$70bn
$0bn
-$70bn
-$140bn
-$210bn
Jan-15
Mar-15
May-15
Jul-15
Sep-15
Nov-15
Jan-16
Mar-16
May-16
Jul-16
Sep-16
Nov-16

Bottom in rates points to a pickup in relative equity fund flows


Equity minus bond flows (cumulative, $b)
US 10y yield (rhs)
Crisis, QE - larger bond flows
"Great rotation"
"Great deflation"
"?"
100
0
-100
-200
-300
-400
-500
-600
-700
-800
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
09
10
11
12
13
14
15
16

Source: Barclay's Research, October 18, 2016

Stock Market Investors in Search of Yield


S&P 500
125
120
115
110
105
100
95
90
85
80
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Energy
Information Technology
Utilities
Telecommunications Services
Materials
Industrials
S&P 500
Consumer Staples
Financials
Consumer Discretionary
Health Care

Source: FactSet Research Systems and Sit Investment Associates, Inc., October 20, 2016

U.S. Treasury Yields Still Attractive Relative to Alternatives



U.S. 10-YEAR YREASURY YIELD
minus JAPAN 10-YEAR JGB YIELD
Oct 7 183BP
200
190
180
170
160
150
JAN
FEB
MAR
APR
MAY
2016
JUN
JUL
AUG
SEP

Source: Evercore ISI. October 7, 2016

6) We are now in a "stock picker's" market

a) We must find the sectors and companies that can grow earnings and avoid those that cannot.

b) Strong fundamentals and quality earnings needed for stock price appreciation and sustaining price appreciation.

c) High sector and stock correlation, "rising tide lifts all boats", not likely to continue.

d) Our portfolios are focused on high quality and fundamentally solid growth companies.

e) We prefer the technology services, health services and health technology sectors. Geographically we like companies exposed to the U.S., Asia ex-Japan, and Europe.

f) Quality growth stocks should provide a favorable risk/reward profile. Quality stocks should participate in a rising market and retain their value better in a falling market.

g) Active management versus passive management should do better.

Portfolio companies possess the following characteristics:

- Sales and earnings growth
- Efficient operations with operating margin leverage
- Free cash flow generation
- Healthy balance sheet/low debt levels
- Dominant market share positions
- Proactive management teams
- Attractive valuations relative to their growth potentials

Quality Typically Outperforms During Periods of Profit Deceleration and Volatility



Average Performance by Quality During Periods of Profit Deceleration - 1986 to 2010*
30%
25%
20%
15%
10%
5%
0%
A+
A
A-
B+
B
B-
C&D

* Decelerating Profit Cycles include: Jun. 1988 to Dec. 1991; Mar. 1995 to Sep. 1998; Mar 2000 to Dec 2001; Dec 2003 to Jun 2005; Mar 2006 to Mar 2009; Mar 2010 to Now



Performance by Quality - YTD 2016
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
A+
A
A-
B+
B
B-
C&D



Correlation of BofAML Quality Indices 12-month returns to 12-month changes in the VIX (1991-present)
Correlation: Rel Perf vs. VIX 12Mth Cng
A+
A
A-
B+
B
B-
NR
C&D
30%
20%
12%
9%
-7%
-27%
-33%
-41%
-50%
-40%
-30%
-20%
-10%
0%
10%
20%
30%

Source: Bank of America/Merrill Lynch, June 22, 2016 and Sit Investment Associates, Inc., September 30, 2016

SECTOR STRATEGY – GLOBAL EQUITIES

Sector Weighting

Sector	Weighting	Comment
Commodities/ Energy		
Non-Energy Minerals	–	Slowing China economic growth slows demand for metals
Energy Minerals/ Industrial Services	=	Supply/demand now coming into balance, but higher oil prices largely reflected in valuations
Process Industries	–/=	Secular growth in agricultural technology, beneficiaries of cheap U.S. natural gas
Total	–/=	
Capital Spending/ Tech		
Producer Manufacturing	–/=	Underweight cap goods as many cyclicals appear near peak; overweight defense/aerospace
Electronic Technology	=	Ongoing productivity enhancement, wireless communications, widespread growth in semis
Technology Services	+	Outsourcing; delivery of software and services via the internet; information requirements
Total	=	
Early Cyclicals/ Consumer		
Transportation	=	Pricing power amid capacity discipline throughout sector, particularly rails and parcel
Consumer Durables	=	Traditional "early cycle" sector; bottoming, autos appear near peak, upside in housing
Retail Trade	–	Structural margin pressure from online penetration/ competition.'
Consumer Services	=	Slow growth in most segments; favor media companies
Commercial Services	–	Limited secular growth in most areas
Total	=	
Staples/ Non-Cyclicals		
Health Technology	+	Favor companies with new products for unmet medical needs (biotech, pharma, medtech)
Health Services	=	Favor HMOs (less political risk, stable utilization trends) over PBMs/ Distributors
Consumer Non-Durables	–	Valuation unattractive, intense competition in mature biz, higher costs near-term
Communications	=	Dominant wireless and wireline service companies provide attractive dividend yields
Total	+	
Interest Rate Sensitive		
Utilities	=	Attractive yields and rate base growth, but vulnerable to higher interest rates
Finance	=	Emphasize on strong balance sheets & capital return; insurers attractively valued, defensive
Total	=	

+ Overweight/Positive   = Neutral   – Underweight/Negative

Sector Strategy – Global Equities

Region/Country	Sentiment	Themes Within Region/Sector
North America	+	US growth supported by consumer/wage growth and less drag from capex & govt. spending
Euroland	+/=	Asymmetric recovery supported by accommodative monetary policy, but some policy risks
United Kingdom	=	Brexit-related weakness offset by weaker fx, monetary easing, and (potential) fiscal stimulus
Greater China	+/=	Economy stabilizing, launch of SZ-HK Stock Connect, money inflow from mainland
Japan	–	Faces headwinds from yen, a cautious corporate sector, and tepid consumer spending
Rest of Asia	+/=	Australia GDP growth slower; Asia xJapan economies performing well
Latin America	–	Brazil/Argentina/Venezuela in recession; modest growth in Mexico (closely tied to U.S)

+ Overweight/Positive = Neutral – Underweight/Negative

Active Management Performance Goes In Cycles



Percentage of Managers Beating the S&P 500
% 100
75
50
25
0
Percentage of Outperforming Managers
Underperformance
Avg. 26.7
Outperformance
Avg. 57.9
Weak
Performance
Avg. 43.1
95
99
03
07
11
15
Note: Gross performance; rolling 3-year annualized total return; Large Cap managers defined by Morningstar
Source: S&P, Morningstar, and RBC Capital Markets



Percentage of Advisors who. . .
Think active investments are better than passive at:
Generating Alpha 88%
Accessing Alternatives 75%
Accessing Emerging Markets 72%
Accessing Non-Correlated Asset Classes 68%
Providing Risk-Adjusted Returns 66%
Benefiting from Short-Term Market Movements 62%



OFF THE CHARTS
Active Vs. Passive
The percentage of financial advisors favoring active management stayed about the same the past two years after dipping from 2014. But a larger majority of advisors now prefer a blend of active and passive management compared with 2014.
Source: 2015 and 2016 Trends in Investing Surveys
What type of management do you think provides the best overall investment performance, taking into account costs associated with each style?
2014
2015
2016
Active
Passive
Blend of the two
0
10
20
30
40
50
60
70%

Source: RBC Capital, April 18, 2016 and Investor's Business Daily, July 11, 2016 and October 17, 2016

Sit Dividend Growth Strategy
Risk vs. Return Analysis Since Inception
12.75 Years As Of: September 30, 2016



15
10
5
0
Return (%)
0
5
10
15
20
25
30
Standard Deviation (%)



Average Quarterly Returns in Rising and Falling Markets
(December 2003 to September 2016)
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
-10%
S&P500
Sit Dividend Growth
5.5%
5.6%
Rising Market
Falling Market
-6.9%
-4.9%
S&P500
Sit Dividend Growth

Universe: eVestment US Large Cap Core Equity

As Of: September 30, 2016

	VT	RM	Return (%)	Standard Deviation (%)
★ Sit Dividend Growth	SA	GF	10.23	13.34
■ S&P 500	IX	IX	7.58	14.83
+ Universe Median			8.09	14.94

Results displayed in US Dollar (USD)

Source: Sit Investment Associates, Inc., eVestments and FactSet Research Systems, April 14, 2016

Sit Investment Associates


Sit Global Dividend Growth Strategy
Risk vs. Return Analysis Since Inception
10.25 Years As Of: September 30, 2016
Return (%)
Standard Deviation (%)

Universe: eVestment Global Core Equity

As Of: September 30, 2016

	VT	RM	Return (%)	Standard Deviation (%)
★ Sit Global Dividend Growth	SA	GF	6.58	15.76
■ MSCI World ND	IX	IX	4.81	17.60
+ Universe Median			5.90	18.25

Results displayed in US Dollar (USD)


Average Quarterly Returns in Rising and Falling Markets
Versus MSCI World
(June 2006 to September 2016)
MSCI World
Sit Global Dividend Growth
5.9%
5.8%
Rising Market
Falling Market
-8.9%
-7.4%
MSCI World
Sit Global Dividend Growth

SOURCE: SIT INVESTMENT ASSOCIATES, INC., EVESTMENTS AND FACTSET RESEARCH SYSTEMS, APRIL 14, 2016

Sit Large Cap Growth Risk vs. Return Analysis
Annualized Ten Year Periods
10 Years As Of: September 30, 2016



Return (%)
20
15
10
5
0
-5
10
15
20
25
Standard Deviation (%)

Universe: eVestment US Large Cap Core Equity

As Of: September 30, 2016

	VT	RM	Return (%)	Standard Deviation (%)
★ Sit Large Cap Growth	SA	GF	8.01	15.61
■ Russell 1000 Growth	IX	IX	8.85	16.56
● S&P 500	IX	IX	7.24	16.43
+ Universe Median			8.74	17.38

Results displayed in US Dollar (USD)



Average Quarterly Returns in Rising and Falling Markets
Versus S&P 500
(December 2003 to September 2016)
12%
8%
4%
0%
-4%
-8%
-12%
S&P 500
Sit Lg Cap Growth
5.5%
5.6%
Rising Market
Falling Market
-6.9%
-6.1%
S&P 500
Sit Lg Cap Growth

SOURCE: SIT INVESTMENT ASSOCIATES, INC., EVESTMENTS AND FACTSET RESEARCH SYSTEMS, APRIL 14, 2016

Sit Small Cap Growth Strategy
Risk vs. Return Analysis
10 Years As Of: September 30, 2016



Return (%)
15
10
5
15
20
25
Standard Deviation (%)

Universe: eVestment US Small Cap Growth Equity

As Of: September 30, 2016

	VT	RM	Return (%)	Standard Deviation (%)
★ Sit Small Cap Growth	SA	GF	7.82	20.16
■ Russell 2000	IX	IX	7.07	20.43
● Russell 2000 Growth	IX	IX	8.29	21.01
+ Universe Median			8.85	21.33

Results displayed in US Dollar (USD)



Average Quarterly Returns in Rising and Falling Markets
(June 1994 to September 2016)
20%
16%
12%
8%
4%
0%
-4%
-8%
-12%
-16%
Russell 2000G
Sit Sm Cap Growth
9.7%
10.2%
Rising Market
Falling Market
-9.5%
-7.9%
Russell 2000G
Sit Sm Cap Growth

Source: Sit Investment Associates, Inc., eVestments and FactSet Research Systems, April 14, 2016